Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for October 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for October 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In October 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.96% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 6.68%, passenger capacity on regional routes decreased by 19.08% and passenger capacity for international routes increased by 13.43%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 9.34%. Of which, passenger traffic for domestic routes increased by 8.56%, passenger traffic on regional routes decreased by 25.71% and passenger traffic on international routes increased by 14.10%, respectively as compared to the same period last year. The passenger load factor was 81.57%, representing an increase of 1.03 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic and international routes increased 1.44 percentage points and 0.46 percentage point, regional routes decreased by 6.20 percentage points as compared to the same period last year, respectively.

In terms of cargo operations, in October 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.76% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 12.83% as compared to the same period last year. The cargo load factor was 53.98%, representing an increase of 3.86 percentage points as compared to the same period last year.

As of the end of October 2016, the Group had introduced two A321 aircraft and one B737-800 aircraft, and had terminated the lease of one A319 aircraft and one B737-700 aircraft, and the Group operated a fleet of 699 aircraft with 250 aircraft self-owned, 203 aircraft under finance lease and 246 under operating lease.

KEY OPERATION DATA OF OCTOBER 2016

Capacity	October 2016			Cumulative 2016
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13030.82	4.99	8.56	120966.13	2.77
Regional	229.26	-2.03	-25.71	2660.02	-10.51
International	4847.49	3.06	14.10	48119.92	23.90
Total	18107.57	4.37	9.34	171746.07	7.67
RTK (in million)
Domestic	1311.12	3.05	8.96	12073.57	2.84
Regional	22.39	-0.83	-23.57	250.33	-10.15
International	827.29	6.27	13.41	7761.63	17.85
Total	2160.80	4.21	10.12	20085.53	7.96
RTK - Cargo and Mail (in million)
Domestic	155.34	-6.92	12.68	1418.53	3.95
Regional	2.07	17.00	9.31	17.36	-3.94
International	398.11	9.86	12.90	3540.23	11.57
Total	555.52	4.61	12.83	4976.12	9.23
Passengers carried (in thousand)
Domestic	8945.23	6.07	7.89	82277.29	1.76
Regional	177.98	3.24	-20.46	1994.96	-7.57
International	1096.65	2.67	6.36	11586.95	19.10
Total	10219.86	5.64	7.06	95859.20	3.36
Cargo and mail carried (in thousand tonnes)
Domestic	96.51	-5.97	12.28	874.39	3.42
Regional	1.86	17.53	9.63	15.72	-1.46
International	45.85	10.79	9.94	406.37	9.85
Total	144.22	-0.95	11.49	1296.48	5.29

Capacity	October 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15687.03	3.73	6.68	149501.77	3.05
Regional	330.16	-0.81	-19.08	3616.06	-9.54
International	6181.50	2.89	13.43	59719.14	24.78
Total	22198.69	3.42	7.96	212836.97	8.07
ATK (in million)
Domestic	1807.02	3.81	4.60	17252.30	2.07
Regional	38.05	-0.82	-22.18	423.25	-9.99
International	1182.00	5.77	11.87	11245.84	20.07
Total	3027.07	4.50	6.85	28921.39	8.16
ATK - Cargo and Mail (in million)
Domestic	395.18	4.11	-2.22	3797.14	-1.24
Regional	8.34	-0.87	-31.51	97.81	-11.44
International	625.66	8.47	10.52	5871.11	16.05
Total	1029.18	6.67	4.76	9766.06	8.34

Load Factor	October 2016			Cumulative 2016
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	83.07	1.00	1.44	80.91	-0.22
Regional	69.44	-0.87	-6.20	73.56	-0.80
International	78.42	0.13	0.46	80.58	-0.57
Total	81.57	0.74	1.03	80.69	-0.31
Cargo and Mail Load Factor
Domestic	39.31	-4.65	5.20	37.36	1.87
Regional	24.87	3.80	9.29	17.75	1.46
International	63.63	0.80	1.34	60.30	-2.42
Total	53.98	-1.06	3.86	50.95	0.41
Overall Load Factor (RTK/ATK)
Domestic	72.56	-0.53	2.90	69.98	0.52
Regional	58.84	0.00	1.07	59.14	0.11
International	69.99	0.33	0.95	69.02	-1.30
Total	71.38	-0.20	2.12	69.45	-0.13

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 November 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.